Exhibit 99.108

Date:	March 13, 2025

News Release:	25-05

Ticker Symbols:	TSXV: MOON

BLUE MOON ANNOUNCES RESUMPTION OF TRADING, GRADUATION TO TIER 1 ON THE TSX VENTURE EXCHANGE AND COMPLETION OF SHARE CONSOLIDATION FOLLOWING TRANSFORMATIONAL ACQUISITIONS

TORONTO, Ontario – March 13, 2025 – Blue Moon Metals Inc. (“Blue Moon” or the “Company”) (TSXV: MOON) is pleased to announce that its common shares (the “Blue Moon Shares”) will resume trading on the TSX Venture Exchange (“TSXV”) at the market open on Friday, March 14, 2025. Upon resumption of trading, the graduation of the Company from Tier 2 to Tier 1 issuer status on the TSXV, and the consolidation of the Blue Moon Shares, previously announced on March 3, 2025 and March 10, 2025, respectively, will be effected (the “Consolidation”).

Trading of the Blue Moon Shares was halted on November 27, 2024 in connection with the announcement of the acquisitions of Nussir ASA and Nye Sulitjelma Gruver AS, which closed on February 26, 2025. The Company also announced on March 10, 2025, that it acquired all the shares in Repparfjord Eiendom AS from Wergeland Eigedom AS, a private Norwegian Company, along with associated ship loading equipment and infrastructure related to aggregate mining, port area and adjacent properties to Blue Moon’s Nussir Project in Norway. In conjunction with the above noted acquisitions, the Company completed approximately $35.4 million in equity financings at $3.00 per share post Consolidation. Blue Moon’s mining contractor, Leonhard Nilsen & Sønner Eiendom AS (“LNS”), participated for $4.2 million of the equity financing and has committed to subscribe for another $2.3 million upon two milestones, the first being the start of the decline construction at the Nussir project and the second 10 months after the start of the decline construction. The pricing of the equity commitment is the higher of (i) $3.00 per common share or (ii) the maximum discount allowed by the TSXV.

The Company is also pleased to announce that it has been approved for graduation from Tier 2 to Tier 1 issuer status on the TSXV. The TSXV classifies issuers into different tiers based on standards including historical financial performance, stage of development and financial resources. Tier 1 is the TSXV's premier tier and is reserved for the TSXV's most advanced issuers. Tier 1 issuers benefit from decreased filing requirements and improved service standards. With the graduation to a Tier 1 listing, the Blue Moon Shares previously deposited into escrow pursuant to the rules of the TSXV will now be governed by the release provisions of Tier 1 issuer escrow.

In addition, as of the market open on March 14, 2025, the Consolidation on the basis of ten (10) pre-consolidation Blue Moon Shares for every one (1) post-consolidation Blue Moon Shares will be effected. Upon resumption of trading, the Company will have approximately 51,109,248 post-Consolidation Blue Moon Shares outstanding.

About Blue Moon

Blue Moon is advancing three brownfield polymetallic projects, including the Nussir copper-gold-silver project in Norway, the NSG copper-zinc-gold-silver project in Norway and the Blue Moon zinc-gold-silver-copper project in the United States. All three projects are well located with existing local infrastructure including roads, power and historical infrastructure. Zinc and copper are currently on the USGS and EU list of metals critical to the global economy and national security. More information is available on the Company’s website (www.bluemoonmetals.com).

For further information

Blue Moon Metals Inc.

Christian Kargl-Simard

President, CEO and Director

Phone: (416) 230 3440

Email: christian@bluemoonmetals.com

Date:	March 13, 2025

News Release:	25-05

Ticker Symbols:	TSXV: MOON

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY DISCLAIMER - FORWARD LOOKING STATEMENTS

This news release includes “forward-looking statements” and “forward-looking information” within the meaning of applicable Canadian and U.S. securities laws. All statements included herein that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking information may in some cases be identified by words such as “will”, “anticipates”, “expects”, “intends” and similar expressions suggesting future events or future performance. Forward-looking statements in this press release include, but are not limited to, statements regarding: the effective date of the graduation to Tier 1, Consolidation and resumption of trading; the anticipated benefits of graduating to Tier 1 issuer status in the TSXV; the number of Blue Moon Shares outstanding post-Consolidation.

We caution that all forward-looking information is inherently subject to change and uncertainty and that actual results may differ materially from those expressed or implied by the forward-looking information. A number of risks, uncertainties and other factors could cause actual results and events to differ materially from those expressed or implied in the forward-looking information or could cause our current objectives, strategies and intentions to change, including but not limited to: that the graduation to Tier 1, Consolidation and resumption of trading may be effective in a different date; that the Company may not realize all the anticipated benefits of graduating to Tier 1 issuer status in the TSXV; that the number of Blue Moon Shares outstanding post-Consolidation may be different than disclosed. Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We cannot guarantee that any forward-looking information will materialize and you are cautioned not to place undue reliance on this forward-looking information. Any forward-looking information contained in this news release represents management’s current expectations and are based on information currently available to management, and are subject to change after the date of this news release. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information, the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law. All of the forward-looking information in this news release is qualified by the cautionary statements herein.

Forward-looking information is provided herein for the purpose of giving information about the transactions referred to herein. There can also be no assurance that the strategic benefits expected to result from the Transaction or the Investment will be fully realized.

A comprehensive discussion of other risks that impact Blue Moon can also be found in its public reports and filings which are available at www.sedarplus.ca.